UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CENTRUS VENTURES INC.
(Exact name of registrant as specified in its corporate charter)

000-52391
Commission File No.

NEVADA	20-4178322
(State of Incorporation)	(IRS Employer Identification No.)

Suite 200, 810 Peace Portal Drive, Blaine, WA 98230
(Address of principal executive offices)

(360) 318-3788
(Issuer's telephone number)

CENTRUS VENTURES INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CENTRUS VENTURES INC.

GENERAL

This Information Statement is being mailed or delivered to the stockholders of record of shares of common stock, par value $0.001 per share (the “Common Stock”) of Centrus Ventures Inc. (the “Company”) as of September 24, 2007.

Effective September 24, 2007, the Company entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger”) with Royal Mines Acquisition Corp. (“Centrus Sub”), our wholly owned subsidiary, Royal Mines Inc. (“Royal Mines”) and Kevin B. Epp, our sole executive officer and director, pursuant to which Royal Mines will merge with and into Centrus Sub, with Centrus Sub continuing as the sole surviving corporation (the “Merger”). The Company will issue one share of the Company’s Common Stock in exchange for each outstanding share of Royal Mines common stock. Royal Mines currently has 32,183,326 shares of common stock outstanding. Closing of the Merger is expected to occur on or about October 5, 2007.

In connection with the Merger, Mr. Epp will surrender 23,500,000 shares of Common Stock owned by him to the Company for cancellation in consideration of payment by the Company of $0.001 per share for an aggregate consideration of $23,500.

As a condition to the closing of the Merger, Mr. Epp will resign as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and as a director of the Company and will be replaced by William Charles Tao. The resignation of Mr. Epp and the appointment of Dr. Tao as the Company’s sole director and executive officer will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to all of the Company’s stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

1.	Voting Securities of the Company

As of September 24, 2007, there were 37,468,926 shares of the Company’s Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

2.	Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of the Company’s Common Stock owned beneficially as of September 24, 2007 by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (1)
DIRECTORS AND OFFICERS
Common Stock	Kevin B. Epp Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director Suite 200, 810 Peace Portal Drive Blaine, WA 98230	25,500,000 (direct)	68.1%
Common Stock	All Officers and Directors as a Group (1 person)	25,500,000	68.1%
5% STOCKHOLDERS
Common Stock	Kevin B. Epp Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director Suite 200, 810 Peace Portal Drive Blaine, WA 98230	25,500,000 (direct)	68.1%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding on the date of this Information Statement. As of September 24, 2007, we had 37,468,926 shares of Common Stock issued and outstanding.

Upon the completion of the Merger, the following table sets forth certain information concerning the number of shares of the Company’s Common Stock expected to be owned beneficially by: (i) each of the Company’s directors; (ii) each of the Company’s named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, the stockholders listed shall possess sole voting and investment power with respect to the shares shown:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	William Charles Tao Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director 3135 Villa Marbella Circle Reno, NV 89509	4,562,500(1) (direct)	9.9%
Common Stock	All Officers and Directors as a Group (1 person)	4,562,500	9.9%
5% STOCKHOLDERS
Common Stock	William Charles Tao Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director 3135 Villa Marbella Circle Reno, NV 89509	4,562,500(1) (direct)	9.9%
Common Stock	K. Ian Matheson 2215 Lucerne Circle Henderson, NV 89014	5,431,000(2) (direct)	11.8%
Common Stock	Harold Moll Box 866, Georgetown Grand Cayman, BWI	3,750,000(3) (direct)	8.1%

(1)

Those shares denoted as being beneficially owned by William Charles Tao represent those shares that Dr. Tao will acquire upon closing of the Merger. The applicable percentage of ownership is based on 46,152,252 shares of Common Stock issued and outstanding upon closing of the Merger.

(2)

Those shares denoted as being beneficially owned by K. Ian Matheson represent the following shares that Mr. Matheson will directly and indirectly acquire upon the closing of the Merger: (i) 5,251,000 shares to be acquired by Mr. Matheson, and (ii) 180,000 shares to be acquired by Mr. Matheson, in trust. The applicable percentage of ownership is based on 46,152,252 shares of Common Stock issued and outstanding upon closing of the Merger.

(3)

Those shares denoted as being beneficially owned by Harold Moll represent those shares that Mr. Moll will acquire upon closing of the Merger. The applicable percentage of ownership is based on 46,152,252 shares of Common Stock issued and outstanding upon closing of the Merger.

3.	Changes in Control

Upon closing of the Merger, there will be a change in control of the Company. The Company will issue one share of the Company’s Common Stock in exchange for each outstanding share of Royal Mines common stock. Royal Mines currently has 32,183,326 shares of common stock.

As a condition to the closing of the Merger, the Company’s current board of directors, consisting solely of Mr. Epp, will be replaced by William Charles Tao. In addition, Dr. Tao will replace Mr. Epp as the Company’s Chief Executive Officer, Chief Financial, President, Secretary and Treasurer.

The appointment of Dr. Tao in place of Mr. Epp will not be effective until at least 10 days have passed after this Information Statement has been mailed or delivered to the Company’s stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that the Merger will close on or about October 5, 2007 (the “Closing Date”), which is greater than 10 days after the date that this Information Statement is being mailed or delivered to the Company’s stockholders. On the Closing Date, Dr. Tao is expected to replace Mr. Epp on the Company’s board of directors, thus becoming the Company’s sole director. It is also anticipated that Dr. Tao will replace Mr. Epp as the Company’s Chief Executive Officer, Chief Financial, President, Secretary and Treasurer.

The following tables set forth information regarding the Company’s current executive officers and directors and the proposed executive officers and directors of the Company:

Name	Age	Position
Kevin B. Epp (current)	32	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

William Charles Tao (upon closing)	48	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director

Set forth below is a brief description of the background and business experience of each of the listed executive officers and directors for at least the past five years.

Kevin B. Epp is currently the sole director and the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company. Since May, 2001, Mr. Epp has been in charge of scouting and recruiting future prospects, as well as contract negotiations for Titan Sports Management, a professional sports agency. Mr. Epp attended the University of Alaska Fairbanks on a scholarship, where he graduated in 1998 with his degree in Business Administration, with an emphasis in Management and International Business. While playing professional ice hockey in San Diego from September, 1998 to December, 2000, Mr. Epp also attended the University of San Diego taking graduate courses in negotiations

William Charles Tao is expected to become the sole director and the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer of the Company upon closing of the Merger. Dr. Tao obtained his Ph.D. in Chemical Engineering and Chemical Physics from the Stanford University. Since 1989, Dr. Tao has acted in such capacities as consultant, managing director, officer, and other management roles in many different fields, including natural resources, capital financing, international trade, and chemical engineering. Dr. Tao has published more than 30 publications in his area of expertise to date. Since July 10, 2006, Dr. Tao has been a member of the board of directors of Royalite Petroleum Company Inc., an oil and gas exploration company.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, none of the following persons has, in the last two years, had any material interest, director or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

(a)	any director or officer;

(b)	any proposed nominee for election as a director;

(c)	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company's Common Stock;

(d)	any promoters; or

(e)	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

The Company issued 8,500,000 (25,500,000 post-3:1 split) shares of common stock to its sole executive officer and sole director, Kevin B. Epp, at a price of $0.001 per share. This issuance was made to Mr. Epp, who is a sophisticated individual and is in a position of access to relevant and material information regarding our operations. The shares were issued pursuant to Section 4(2) of the Securities Act and are restricted shares as defined in the Securities Act.

Since February, 2006, the Company has paid to Mr. Epp a management fee of $2,800 per month pursuant to a verbal agreement. The agreement is on a month-to-month basis with no formal contract.

In accordance with the Agreement and Plan of Merger, Mr. Epp has agreed to surrender 23,500,000 shares of Common Stock owned by him to the Company for cancellation in consideration of payment by the Company of $0.001 per share for an aggregate consideration of $23,500.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s securities (“Reporting Persons”) to file reports of ownership and changes in ownership with the SEC. Reporting Persons are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). Based solely on a review of such reports received by the Company, the Company believes that, during the last fiscal year, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them.

DIRECTOR INDEPENDENCE

The Company’s Common Stock is quoted on the OTC Bulletin Board interdealer quotation system, which does not have director independence requirements. Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. The Company’s sole director, Kevin B. Epp, is also the Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. In addition, Dr. Tao is expected to replace Mr. Epp as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and sole director. As a result, we do not have, and do not expect to have, any independent directors.

As a result of our limited operating history and limited resources, our management believes that we will have difficulty in attracting independent directors. In addition, we would be likely be required to obtain directors and officers insurance coverage in order to attract and retain independent directors. Our management believes that the costs associated with maintaining such insurance is prohibitive at this time.

AUDIT, NOMINATING AND COMPENSATION COMMITTEES OF THE BOARD OF DIRECTORS

The Company’s audit committee presently consists of our sole director. The Company does not have a compensation committee or nominating committee.

The Company’s sole director performs the functions of a nominating committee and oversees the process by which individuals may be nominated to the board of directors. The current size of the board of directors does not facilitate the establishment of a separate committee. The Company hopes to establish a separate nominating committee consisting of independent directors, if the number of its directors is expanded.

Audit Committee Financial Expert

The Company has no audit committee financial expert serving on its audit committee. The Company believes the cost related to retaining a financial expert at this time is prohibitive. Further, because of the Company’s stage of development, it believes the services of a financial expert are not warranted.

MEETINGS OF DIRECTORS

There were no meetings of the board of directors during the last full fiscal year and all actions taken by the board of directors were taken by consent resolution. As such, every member of the Company’s board of directors participated in decisions made by the board.

NOMINATION AND APPOINTMENT OF DIRECTORS

It is expected that the appointment of Dr. Tao as a director of the Company will be made by a consent resolution of the Company’s current director. As such, the stockholders of the Company will not be given an opportunity to recommend additional or alternative candidates for the Company’s board of directors.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Company has not provided any separate process for communicating with the board of directors. Communications to the board of directors may be directed to the Company at the address and telephone number set out on the cover page to this Information Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary Compensation Table

The following table summarizes all compensation recorded by the Company in the most recent fiscal year ended April 30, 2007 for its principal executive officer, each of its other two most highly compensated executive officers serving as such whose annual compensation exceeded $100,000, and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of the Company at the end of its fiscal year. Such officers are referred to herein as the Company’s “Named Executive Officers.”

Non-
						Non-Equity	qualified
						Incentive	Deferred	All Other
Name &						Plan	Compen-	Compen-
Principal		Salary	Bonus	Stock	Option	Compen-	sation	sation	Total
Position	Year	($)	($)	Awards	Awards	sation	Earnings	($)	($)

Kevin B. Epp CEO, CFO, President, Secretary and Treasurer	2007	-	-	-	-	-	-	$33,600	$33,600

Notes:

(1)

Since February, 2006, the Company has paid Kevin Epp, its sole director and officer a management fee of $2,800 per month pursuant to a verbal agreement. The agreement is on a month-to-month basis with no formal contract.

OUTSTANDING AWARDS AT FISCAL YEAR-END

Since the Company’s inception on December 14, 2005, the Company has not granted any stock options or stock appreciation rights to any of its executive officers. The Company does not have any long-term incentive plans, pension plans, or similar compensatory plans for its directors or executive officers.

EMPLOYMENT CONTRACTS

The Company has no employment contracts, termination of employment or change-in-control arrangements with any of the Company’s executive officers or directors.

OTHER INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that Act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, Room 1580, 100 F Street NE, Washington D.C. 20549 and are available on the SEC’s website at www.sec.gov.

Dated: September 24, 2007	By Order of the Board of Directors
CENTRUS VENTURES INC.

/s/ Kevin B. Epp
KEVIN B. EPP
Chief Executive Officer, Chief Financial Officer,
President, Secretary, Treasurer and Director